Exhibit 3.1

CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION of
CLASSIC COSTUME COMPANY, INC.

Pursuant to § 242 of the General Corporation Law of the State of Delaware

The undersigned, pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify and set forth as follows:

FIRST:                      That at a meeting of the Board of Directors of CLASSIC COSTUME COMPANY, INC. (the “Corporation”), the following resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable:

RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Company that Article FOURTH of the Certificate of Incorporation are amended to read as follows:

FOURTH: The number of shares authorized by the Corporation shall be 105,000,000 (One Hundred Five Million), consisting of 100,000,000 (One Hundred Million) shares of common stock, par value of $0.001 and 5,000,000 (Five Million) shares of preferred stock, par value of $0.001 per shares.  The shares of common stock currently issued is to be split forward at a ratio of seven (7) new shares for each one (1) old share, with the par value remaining at $.001 per share.

SECOND:                 That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD:                    That the aforesaid amendment was duly adopted with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Gary Spaniak, this 7th Day of April 2009.

Gary Spaniak,
Authorized Officer